September 17, 2020	TSX.V - GIGA

Giga Metals Adds to Working Capital

(Vancouver) - Giga Metals Corp. (TSX.V - GIGA), announced today that, due to the exercise of various warrants and options, $3,190,158 in new capital has come into the treasury of the Company over the past two weeks.  The working capital of the Company is approximately $4,057,500 as of today's date.  Issued and outstanding shares as of today's date total 69,635,476.

On behalf of the Board of Directors

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Tel - 604-681-2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com